July 11, 2019

J.C. Butler, Jr.
President and Chief Executive Officer
NACCO Industries, Inc.
5875 Landerbrook Drive
Suite 220
Cleveland, OH 44124-4069

       Re: NACCO Industries, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 6, 2019
           File No. 001-09172

Dear Mr. Butler:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018 Filed March 6, 2019

Item 1. Business, page 1

1. We note footnote (e) to your reserve table on page 5 stating that reserves are owned and controlled by the customer and, therefore, have not been listed in the table. The provisions in Industry Guide 7 are applicable to mines, plants and other significant properties owned or operated, or presently intended to be owned or operated. See paragraph (b) of Industry Guide 7. Considering you operate these properties please revise to include mineral reserve information for all properties in which you own or operate or tell us why you do not believe it necessary to do so.
2. Please disclose the coal price used to establish the economic viability of the materials designated as mineral reserves.
3. Please provide a general overview of the property, plant and equipment included in your
 J.C. Butler, Jr.
NACCO Industries, Inc.
July 11, 2019
Page 2
       table on page 12 of your filing. To the extent coal or other processing plants are included in the table include the capacity and utilization pursuant to the Instructions to Item 102 of
       Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S.
Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions. If you have questions regarding the mining industry disclosures, please contact John Coleman, Mining
Engineer, at (202) 551-3610.



                                                              Sincerely,
FirstName LastNameJ.C. Butler, Jr.
                                                           Division of
Corporation Finance
Comapany NameNACCO Industries, Inc.
                                                           Office of
Telecommunications
July 11, 2019 Page 2
cc:       Elizabeth Loveman, Vice President and Controller
FirstName LastName